					EXHIBIT 12.1

FIRSTENERGY CORP.

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2003	2004	2005	2006	2007
	(Dollars in thousands)
EARNINGS AS DEFINED IN REGULATION S-K:
Income before extraordinary items	$444,166	$906,753	$879,053	$1,257,806	$1,308,757
Interest and other charges, before reduction for amounts capitalized
and deferred	841,099	692,068	675,424	727,956	785,539
Provision for income taxes	407,633	680,524	748,794	794,595	883,033
Interest element of rentals charged to income (a)	247,222	248,499	241,460	226,168	206,073

Earnings as defined	$1,940,120	$2,527,844	$2,544,731	$3,006,525	$3,183,402

FIXED CHARGES AS DEFINED IN REGULATION S-K:
Interest before reduction for amounts capitalized and deferred	$798,730	$670,655	$659,886	$721,068	$785,539
Subsidiaries’ preferred stock dividend requirements	42,369	21,413	15,538	6,888	-
Adjustments to subsidiaries’ preferred stock dividends
to state on a pre-income tax basis	21,515	16,071	13,236	4,351	-
Interest element of rentals charged to income (a)	247,222	248,499	241,460	226,168	206,073

Fixed charges as defined	$1,109,836	$956,638	$930,120	$958,475	$991,612

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES	1.75	2.64	2.74	3.14	3.21

(a) Includes the interest element of rentals where determinable plus 1/3 of rental expense where no readily defined interest element can be determined.